

July 16, 2010

Mark J. Mize
Chief Financial Officer
Petrohawk Energy Corporation
1000 Louisiana, Suite 5600
Houston, Texas 77002

> **Re: Petrohawk Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **File No. 001-33334**

Dear Mr. Mize:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director